UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule

	The following documents are filed as part of this report on the pages indicated:
		Page No.

	Reports of Independent Registered Public Accounting Firms	3

	Statements of Net Assets Available for Benefits	4

	Statements of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6

	Supplemental Schedule
	Schedule H, Part IV Item 4i - Schedule of Assets (Held At End of Year)	13

2.	Exhibits

	Exhibit 23.1 – Consent of Armanino McKenna LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 29, 2006	By:	/s/ Simon Harris
Simon Harris
Director of Compensation and Benefits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

  Central Garden & Pet Company Investment Growth Plan

  Walnut Creek, California

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 “Basis of accounting,” these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

ARMANINO McKENNA LLP

San Ramon, California

June 21, 2006

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value
Mutual Funds	$45,101,410	$37,737,685
Common stock - Central Garden & Pet Company	7,284,882	7,531,214
Participant loans	1,137,320	998,914

Total	53,523,612	46,267,813
Investments at contract value
Investment contract with insurance company	16,240,519	14,388,246

Total investments	69,764,131	60,656,059

Net assets available for benefits	$69,764,131	$60,656,059

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2005

Additions to net assets available for benefits
Investment income
Net appreciation in fair value of investments	$3,626,905
Interest and dividend income	575,464

Total investment income	4,202,369

Contributions
Employer	997,526
Participant	5,053,496
Other	94,468
Roll overs	126,695

Total contributions	6,272,185

Total additions	10,474,554

Deductions from net assets available for benefits
Benefits paid to participants	3,939,791
Other	30,877
Plan expenses	9,570

Total deductions	3,980,238

Net increase	6,494,316
Transfers in from TFH Publications 401k plan	2,613,756

Net increase in net assets available for benefits	9,108,072
Beginning of year	60,656,059

End of year	$69,764,131

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

1.	Plan Description

General

The following description of the Central Garden & Pet Company (the “Company”) Investment Growth Plan (the “Plan”) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description.

The Plan is a defined contribution plan that was established on July 1, 1985 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible employees of the Company. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year, as defined by the Plan. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has contracted with ING Life Insurance and Annuity Company (“ING”) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with ING National Trust (“ING Trust”) to act as the Plan’s custodian and trustee. Primarily all administrative expenses of the Plan, including recordkeeping and trustee fees, were paid directly by the Company, except for loan maintenance and set-up fees, which are paid by individual participants.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting. Under this basis of accounting, investment income and contributions to the Plan are recognized when received and disbursements are recognized when made. Additionally, investments are stated at fair value or contract value, as appropriate. Accordingly, the accompanying financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

1.	Plan Description (continued)

Investments

Investments of the Plan are held by ING Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments in mutual funds and common stocks are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. The investment contract with ING Trust is stated at contract value. Participant loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded as received.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) and 401(k) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (“IRS”) favorable determination letter dated May 23, 2002 to bring it into compliance with applicable law and to make other desired changes. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Risks and uncertainties

The Plan provides participants with investment options consisting of the Company’s common stock and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds and other investment securities. The Company’s common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.

2.	Participation and Benefits

Participant contributions

Participants of the Plan can elect to defer pretax eligible compensation as defined for the contribution to the Plan, subject to the dollar maximum of $14,000 in 2005. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in whole-percent increments according to the participant’s direction.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

2.	Participation and Benefits (continued)

Participant contributions (continued)

Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRAs. Such contributions are invested in various funds in accordance with the participant’s direction and the Plan’s provisions.

Match contributions

The Company provides a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company paid $997,526 in matching contributions for the year ended December 31, 2005.

The Company can make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible only if they remain employed at the end of the year and completed the hours of service requirement during the year, unless employment is terminated during the year due to death, disability or retirement. The Company made no discretionary contributions in 2005.

Participant accounts

Each participant’s account is credited with the participant’s contributions, an allocation of Plan investment income (or losses), and the Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from their vested account balance.

Payment of benefits

Distribution and withdrawals are payable upon retirement, termination, financial hardship, disability or death. Commencing March 28, 2005, if a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy or postpone payment to a later date and remain in the Plan as described in the Plan documents. Prior to March 28, 2005, if a participant’s account balance was equal to or less than $5,000, the balance was distributed immediately in a lump-sum cash payment. If the account balance was over $5,000, the participant could consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy or postpone payment to a later date and remain in the Plan as described in the Plan documents.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

2.	Participation and Benefits (continued)

Loans to participants

Participant loans are available to active employees for up to 50% of an employee’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2005 carry interest rates ranging from 5.0% to 10.5%.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions and any related earnings. Vesting in the Company matching contribution, plus any earnings thereon, is based on years of continuous service as defined by the Plan. A participant is 100% vested after five years of credited service.

Forfeiture

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $82,125 and $60,153, respectively. These accounts will be used to reduce future employer contributions or offset administrative expenses. Total forfeitures during 2005 were $19,417. During the year ended December 31, 2005, the forfeitures were not used to reduce employer contributions or offset administrative expenses.

Plan termination or modification

The Company currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

3.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2005 and 2004 was as follows:

	Number of Shares	Fair Value
2005	211,118	$7,284,882
2004	166,303	$7,531,214

Certain Plan investments are managed by ING Trust, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

4.	Investments

The following information presents fair values of investments and investment funds that represent 5 percent or more of the Plan’s net assets at December 31:

	2005	2004
ING Fixed Account	$16,240,519	$14,388,246
Pioneer Equity Income Fund	$5,619,661	$5,095,635
Janus Balanced Fund	$6,263,804	$5,175,718
Scudder Equity 500 Index Fund	$8,496,153	$8,480,152
Baron Growth Fund	$4,107,425	$3,038,788
Central Garden & Pet Company Common Stock	$7,284,882	$7,531,214
Oppenheimer Global Fund	$3,912,228	N/A

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the year ended December 31, 2005:

Mutual funds	$2,807,299
Common stock	819,606

Total appreciation	$3,626,905

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2005 and 2004

5.	Investment Contract with Insurance Company

In 2000, the Plan began offering the ING Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2005 and 2004, Plan participants had $16,240,519 and $14,388,246, respectively, invested in this insurance company contract.

Contributions to ING under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.15% for 2005 and 3.48% for 2004. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by ING. The floor rate at December 31, 2005 was 3.00%. Interest income from this fund was $507,873 for 2005.

6.	Plan Merger

During January 2005, the TFH Publications 401(K) Plan merged into the Plan. The net assets of the TFH Publications 401(K) Plan totaling $2,613,756 were transferred to the Plan during January 2005. As a result, all employee balances held with Sunlife Insurance Company, the trustee of the TFH Publications 401(K) Plan, were transferred to ING, the trustee of the Plan. Management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable sections of the Internal Revenue Code and, therefore, is not subject to federal income taxes.

SUPPLEMENTAL SCHEDULE

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Schedule of Assets (Held at End of Year)

EIN: 68-0275553, Plan #001

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Central Garden & Pet Company	Common stock	$7,284,882
*	ING Fixed Account	Investment contract with insurance company, minimum interest at 3.00%	$16,240,519
*	ING Aeltus Money Market Fund	Money market account	$61,382
*	ING GNMA Income Fund (A)-1	Mutual Fund	$868,674
*	ING Davis Venture Val Port-Ad-1	Mutual Fund	$1,064,772
*	ING Salomon Bros Fund	Mutual Fund	$1,893,294
	INVESCO Dynamics Fund	Mutual Fund	$984,369
	Janus Balanced Fund	Mutual Fund	$6,263,804
	Baron Growth Fund	Mutual Fund	$4,107,425
	Massachusetts Investors Growth Stock Fund	Mutual Fund	$1,698,730
	Oppenheimer Global Fund	Mutual Fund	$3,912,228
	Oppenheimer High Yield Fund	Mutual Fund	$1,033,215
	Oppenheimer Main Street Fund	Mutual Fund	$2,829,270
	Pioneer Equity Income Fund	Mutual Fund	$5,619,661
	Templeton Foreign Fund	Mutual Fund	$2,059,276
	Scudder Equity 500 Index Fund	Mutual Fund	$8,496,153
	AIM Mid Cap Core Equity Fund	Mutual Fund	$1,502,290
	Lord Abbett Small-Cap Value Fund (P)	Mutual Fund	$2,706,867
*	Participant loans	Participant loans with interest rates ranging from 5.0% to 10.5%	$1,137,320

*	Party-in-interest, as defined by ERISA.